UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On April 3, 2019, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement with a private investor (the “Investor”), pursuant to which, on April 4, 2019, the Investor acquired, in a private transaction, an aggregate of 244,898 of the company’s ordinary shares at a purchase price of $12.25 per share, providing gross proceeds to the Company of approximately $3.0 million (the “Private Placement”).

The ordinary shares of the Company issued pursuant to the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company offered and sold such ordinary shares in reliance upon the exemptions from registration contained in Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This Report on Form 6-K of the Company is incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and 333-210459) of the Company, filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name: Title:	Shai Novik Executive Chairman

Date: April 8, 2019

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